Exhibit 99.76

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Chief Medical Officer Dr. Gabriela Rosu to Present at the Oncology Meeting Innovations (OMI) Annual Summit on Hematologic Malignancies

Halifax, Nova Scotia; March 08 2018 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced that its Chief Medical Officer, Gabriela Nicola Rosu, MD, will conduct an oral presentation at the fifth annual Summit On Hematologic Malignancies. The conference is taking place at the Fairmount Chateau Whistler in Whistler, British Columbia, from March 14 – March 18, 2018.

Dr. Rosu will present an overview of Immunovaccine’s lead candidate, DPX-Survivac, including the clinical strategy for evaluating this program in diffuse large B cell Lymphoma. Details of Dr. Rosu’s presentation are as follows:

Name:	DPX Survivac - a Novel, Long-lasting, T Cell Activating Immunotherapy
Date:	Saturday, March 17, 2018
Time:	11:45 am PT
Location:	The MacDonald Room, Fairmount Chateau Whistler, 4599 Chateau Blvd., Whistler, British Columbia V0N 1B4 Canada

The conference, sponsored by Oncology Meeting Innovations, is designed to engage top researchers and practicing clinicians to discuss emerging clinical data, current treatment options, and the future treatment landscape for hematological malignancies. Indications covered at the meeting will include Chronic Lymphocytic Leukemia, Multiple Myeloma, aggressive and indolent Lymphomas and Acute Leukemias.

Oncology Meeting Innovations (OMI) is part of DAVA Oncology, LP and provides premiere oncology meetings for industry leaders to connect and continually improve oncology patient care.

About DPX-Survivac

DPX-Survivac consists of survivin-based peptide antigens formulated in the Company’s proprietary DepoVax™ delivery platform. DPX-Survivac is thought to work by eliciting a cytotoxic T cell immune response against cells presenting survivin peptides. Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. Immunovaccine has identified over 15 cancer indications in which the over-expression of survivin can be targeted by DPX-Survivac. DPX-Survivac received Fast Track designation from the U.S. Food & Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About Immunovaccine

Immunovaccine is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine is developing T cell-activating cancer immunotherapies based on its patented immuno-stimulating technology platform, which provides controlled and prolonged delivery of immuno-stimulating agents to the immune system.

Immunovaccine has advanced two T cell activation therapies for cancer through phase 1 human clinical trials, and is currently conducting multiple phase 1b and phase 2 studies with Incyte Corp. and Merck. These studies are assessing lead candidate, DPX-Survivac, as a combination therapy in ovarian cancer and diffuse large B cell lymphoma. The Corporation is also exploring additional applications of its platform for infectious diseases and other therapeutic areas. DPX-RSV is an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Connect at www.imvaccine.com

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com